Exhibit 99.1

Kenon Holdings Reports Q3 2023 Results and Additional Updates

Singapore, November 29, 2023. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q3 2023 and additional updates.

Q3 and Recent Highlights

Kenon

•
Kenon has obtained a final arbitration award in favor of Kenon and its wholly-owned subsidiary IC Power Ltd. (“IC Power”) in an arbitration proceeding against the Republic of Peru (“Peru”) under the Free Trade Agreement between Singapore and Peru, awarding $110.7 million in damages, of which approximately $45 million will be attributable to Kenon, not including the award for fees and costs and pre- and post-award interest. The award is subject to tax.

OPC

•	Financial results:

•
OPC’s net profit in Q3 2023 was $27 million, as compared to a net profit of $33 million in Q3 2022. OPC’s Q3 2023 net profit included its share in profit of CPV of $21 million as compared to $37 million in Q3 2022.

•	OPC’s Adjusted EBITDA[1] (including proportionate share in Adjusted EBITDA[1] of associated companies) in Q3 2023 was $104 million as compared to $78 million in Q3 2022.

ZIM

•	Financial results[2]:

•	ZIM reported a net loss in Q3 2023 of $2.3 billion, as compared to net profit of $1.2 billion in Q3 2022, which included a non-cash impairment of $2.1 billion.

•	ZIM reported Adjusted EBITDA[1] in Q3 2023 of $211 million, as compared to $1.9 billion in Q3 2022.

1 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated November 29, 2023 for the definition of OPC’s EBITDA and Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) and ZIM’s Adjusted EBITDA and a reconciliation to their respective net (loss)/profit for the applicable period.
2 Represents 100% of ZIM’s results. Kenon owns and owned during the three months ended September 30, 2023 and September 30, 2022 approximately 21% of ZIM.

Discussion of Results for the Three Months ended September 30, 2023

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated November 29, 2023 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s EBITDA and Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) (which is a non-IFRS measure) to net profit; a summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net (loss)/profit.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, which are denominated in NIS for purposes of OPC’s financial statements, as translated into US dollars for Kenon’s financial statements.

Summary Financial Information of OPC

	For the three months ended September 30,
	2023	2022
	$ millions
Revenue	229	163
Cost of sales (excluding depreciation and amortization)	(151)	(116)
Finance expenses, net	(19)	(8)
Share in profit of associated companies, net	21	37
Profit for the period	27	33
Attributable to:
Equity holders of OPC	24	23
Non-controlling interest	3	10

Adjusted EBITDA[3]	104	78

For details of OPC’s results by segment please refer to Appendix A.

Revenue

	For the three months ended September 30,
	2023	2022
	$ millions

Israel	210	147
U.S.	19	16
Total	229	163

OPC’s revenue increased by $66 million in Q3 2023 as compared to Q3 2022. Excluding the impact of translating OPC’s revenue from NIS to USD4, OPC’s revenue increased by $83 million in Q3 2023 as compared to Q3 2022. Set forth below is a discussion of significant changes in revenue between Q3 2023 and Q3 2022.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under Power Purchase Agreements by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff in Q3 2023 was NIS 0.3039 per KW hour, which is approximately 1% higher than the weighted-average generation component tariff in Q3 2022 of NIS 0.3015 per KW hour.

3 Non-IFRS measure.  See Appendix C for a definition of OPC’s Adjusted EBITDA and a reconciliation of these measures to net profit.
4 Comparing Q3 2023 and Q3 2022 using the average exchange rate of $0.2745/NIS.

Set forth below is a discussion of changes in the key components in revenue for Q3 2023 as compared to Q3 2022.

•
Revenue from sale of energy to private customers in Israel – Increased by $38 million in Q3 2023 as compared to Q3 2022. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $48 million primarily as a result of (i) an increase of $17 million from an increase in the generation component tariff, (ii) an increase of $17 million from an increase in customer consumption and (iii) an increase of $12 million from the consolidation of results of the Gat Power Plant which was consolidated starting in Q2 2023;

•
Revenue from private customers in respect of infrastructure services – Increased by $10 million in Q3 2023 as compared to Q3 2022. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $12 million, primarily as a result of (i) an increase of $6 million from an increase in the infrastructure tariff, (ii) an increase of $3 million from an increase in customer consumption and (iii) an increase of $3 million from the consolidation of results of the Gat Power Plant beginning in Q2 2023;

•
Revenue from sale of energy to the System Operator and to other suppliers – Increased by $11 million in Q3 2023 as compared to Q3 2022. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $12 million, primarily as a result of commencement of commercial operations of Tzomet Power Plant in June 2023; and

•	Revenue from capacity payments – Increased by $8 million in Q3 2023 as compared to Q3 2022, primarily as a result of commencement of commercial operations of Tzomet Power Plant in June 2023.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended September 30,
	2023	2022
	$ millions

Israel	140	107
U.S.	11	9
Total	151	116

OPC’s cost of sales (excluding depreciation and amortization) increased by $35 million from Q3 2022 to Q3 2023. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD5, OPC’s cost of sales (excluding depreciation and amortization) increased by $46 million in Q3 2023 as compared to Q3 2022. Set forth below is a discussion of significant changes in cost of sales between Q3 2023 and Q3 2022.

•
Natural gas and diesel oil consumption in Israel – Increased by $11 million in Q3 2023 as compared to Q3 2022. Excluding the impact of translating these costs from NIS to USD, such costs increased by $15 million primarily due to an increase of $18 million from the consolidation of results of the Gat Power Plant in Q3 2023 and the commencement of commercial operations of Tzomet Power Plant, which took place in June 2023, partially offset by a decrease in gas expenses of $5 million as a result of the commencement of delivery of gas from Energean from Q2 2023;

•
Expenses for infrastructure services in Israel – Increased by $10 million in Q3 2023 as compared to Q3 2022. Excluding the impact of translating these costs from NIS to USD, such costs increased by $12 million primarily as a result of (i) an increase of $6 million linked to the infrastructure tariff, (ii) an increase of $5 million due to an increase in customer consumption and (iii) an increase of $2 million from the consolidation of results of the Gat Power Plant beginning in Q2 2023; and

•
Expenses for acquisition of energy – Increased by $10 million in Q3 2023 as compared to Q3 2022. Excluding the impact of translating these costs from NIS to USD, such costs increased by $12 million primarily as a result of the commencement of commercial operations of Tzomet Power Plant in June 2023.

Finance Expenses, net

Finance expenses, net in Q3 2023 was $19 million, as compared to $8 million in Q3 2022, primarily due to (i) an increase in interest expense relating to loans for the Gat Power Plant and the Mountain Wind project and (ii) an increase in interest expense from the commencement of commercial operations of Tzomet Power Plant.

5 Comparing Q3 2023 and Q3 2022 using the average exchange rate of $0.2745/NIS.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net decreased by $16 million in Q3 2023 as compared in Q3 2022, primarily as a result of a decrease in energy margins of $40 million compared with Q3 2022, partially offset by (i) one-off realized hedging loss in Q3 2022 of $27 million and (ii) increased availability of Fairview Power Plant in Q3 2023 as compared to Q3 2022 when the power plant was undergoing unplanned maintenance work.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on November 16, 2023 and the convenience English translations of OPC’s Board of Directors Report and Financial Statements the nine months and three months ended September 30, 2023 furnished by Kenon on Form 6-K on November 16, 2023.

Liquidity and Capital Resources

As of September 30, 2023, OPC had cash and cash equivalents of $239 million (excluding restricted cash), restricted cash of $32 million (including debt service reserves of $13 million), and total outstanding consolidated indebtedness of $1,367 million, consisting of $115 million of short-term indebtedness and $1,252 million of long-term indebtedness. As of September 30, 2023, a substantial portion of OPC’s debt was denominated in NIS.

As of September 30, 2023, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $751 million and proportionate share of cash and cash equivalents was $16 million.

Business and other Developments

Impact of War in Israel

On October 7, 2023, war broke out in Israel as a result of a deadly attack by the Hamas terrorist organization on communities skirting the Gaza Strip in the southern part of Israel. The war has led to consequences and restrictions with respect to the Israeli economy, including a curtailment of business activities, a significant call‑up of military reserves, limitations on gatherings in places of work and public areas, restrictions on carrying on the operation of schools in the educational system, and others.

The impacts of the war include considerable uncertainty regarding its ramifications with respect to macro‑economic factors in Israel as well as on the State of Israel’s financial position, including possible unfavorable changes to the credit rating of Israel and Israeli financial institutions, sharp fluctuations in the currency exchange rates, particularly a strengthening of the USD to NIS exchange rate, and instability in the Israeli capital markets (including wider trading fluctuations, falling security prices, liquidity issues and limited accessibility).  The potential impacts of the war on OPC’s business activities in Israel include potential interruptions to activity of OPC’s power plants, including risks relating to physical damage to plants as a result of the war (and the risk that insurance coverage may not be sufficient) and the risk of cyberattacks; potential interruptions of supply of natural gas to OPC’s power plants, including the risk of or a shortage or interruption in the supply of gas which could have a significant negative impact on OPC’s natural gas costs; the potential impact on demand for electricity in general and by OPC’s customers in particular; and the potential impact of the proposed decision of the EA regarding coverage of Israel Electric Company Ltd’s war expenses.

For more information on the impact of the war on OPC, see Section 3.1 of Exhibit 99.1 of Kenon’s Form 6-K submitted to the SEC on November 16, 2023.

Commercial Operations of Three Rivers

In Q3 2023, approval was received for commercial operation of the Three Rivers power plant, in which CPV Group has a 10% interest. The power plant, located in the State of Illinois, has a capacity of about 1,258 megawatts and utilizes conventional technology in an integrated cycle. The total construction cost of the project amounted to approximately $1.3 billion.

Completion of Maple Hill

The construction of the Maple Hill solar project, in which CPV Group has a 100% interest and with a capacity of 126 megawatts, was completed. The total construction cost of the project amounted to approximately $180 million.

Financing Agreement of Renewable Energy Project

In Q3 2023, certain entities within the CPV group entered into a $370 million financing agreement for the purpose of financing the construction and initial operating period of certain qualifying projects in the field of renewable energy in the United States. As at September 30, 2023, a total of approximately $59 million had been drawn by the CPV Group, with an additional drawdown of approximately $75 million subsequent to this date.

ZIM

Discussion of ZIM’s Results6 for Q3 2023

ZIM carried approximately 867 thousand TEUs in Q3 2023 representing a slight increase as compared to Q3 2022, in which ZIM carried approximately 842 thousand TEUs. The average freight rate in Q3 2023 was $1,139 per TEU, representing a 66% decrease as compared to $3,353 per TEU in Q3 2022.

ZIM’s revenues decreased by approximately 61% in Q3 2023 to $1.3 billion, as compared to $3.2 billion in Q3 2022, primarily due to a decrease in freight rates.

ZIM’s operating loss and net loss was $2.3 billion and $2.3 billion, respectively, in Q3 2023, as compared to operating income and net income of $1.5 billion and $1.2 billion, respectively, in Q3 2022. Operating loss in Q3 2023 includes a non-cash impairment of $2.1 billion. ZIM’s Adjusted EBITDA7 in Q3 2023 was $211 million as compared to $1.9 billion in Q3 2022.

ZIM’s total cash (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) was $3.1 billion as of September 30, 2023, as compared to $4.6 billion as of December 31, 2022.

Publication of ZIM’s Future Results by Kenon

Kenon has previously furnished a Form 6-K when ZIM has published earnings and certain other updates. As ZIM has now been publicly listed on the NYSE for several years and as ZIM is not a subsidiary of Kenon, going forward Kenon does not intend to continue to publish a report on Form 6-K to notify Kenon investors of quarterly or other reports by ZIM.  Kenon shareholders should review ZIM reports for news and other information published by ZIM, including ZIM’s financial results and guidance and other updates.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of September 30, 2023, Kenon’s stand-alone cash was $629 million. As of November 29, 2023, Kenon’s stand-alone cash was $630 million. There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Share Repurchase Plan

As at November 29, 2023, Kenon has repurchased approximately 1.1 million shares for total consideration of approximately $28 million since commencement of Kenon’s $50 million share repurchase plan announced in March 2023. Kenon now has approximately 53 million outstanding shares after giving effect to these repurchases.

Bilateral Investment Treaty Claims Relating to Peru

On October 4, 2023, an arbitration tribunal constituted by the International Centre for Settlement of Investment Disputes (“ICSID”) delivered a final award (the “Award”) in favor of Kenon and IC Power in an arbitration proceeding against Peru under the Free Trade Agreement between Singapore and Peru.  Pursuant to the Award, Peru has been ordered to pay Kenon and IC Power a total of $110.7 million in damages together with $5.5 million in fees and costs and pre-award and post-award interest.  In accordance with the Award, pre-award interest is payable on the Award from November 24, 2017 to the date of the Award at Peru’s cost of debt, and post-award interest is payable from the date of the Award at the same rate. Pursuant to Article 49 of the ICSID Convention, the parties have submitted requests seeking rectification of and/or supplementation to the Award relating to the Tribunal’s award of interest and costs. These requests do not impact the Tribunal’s principal award of damages.

Pursuant to the ICSID Convention, Peru has 120 days from the date of any decision rendered in connection with the parties’ Article 49 requests to file an application to annul the Award on the limited grounds established by the ICSID Convention.

6 Represents 100% of ZIM’s results. Kenon owns and owned during the three months ended September 30, 2023 and September 30, 2022 approximately 21% of ZIM.
7 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated November 29, 2023 for the definition of ZIM’s Adjusted EBITDA and a reconciliation to its respective net (loss)/profit for the applicable period.

Kenon is taking steps to enforce the award, and on November 14, 2023, Kenon and IC Power filed an action in the U.S. District Court for the District of Columbia seeking recognition of and the entry of judgment on the Award in the United States.

As previously disclosed in Kenon’s Form 20-F, Kenon and IC Power have previously entered in an agreement with a capital provider to provide capital for expenses in relation to the pursuit of these arbitration claims and other costs, which to date has equaled $12 million, in exchange for approximately 55% of the net claim proceeds (Kenon’s share of the award would be approximately $45 million, not including its share of the award for fees and costs and pre- and post-award interest), subject to the terms of this agreement.

The award is subject to tax.

Appointment of Ms Deepa Joseph as CFO

Kenon announces that Ms Deepa Joseph, who has served as Kenon’s interim CFO since September 1, 2023, has been appointed as CFO of Kenon with effect from January 1, 2024.

Ms. Joseph also serves as CFO of Ansonia Holdings Singapore B.V. (“Ansonia”), which owns approximately 60% of Kenon’s outstanding shares.  Ms Joseph will continue to serve as CFO of Ansonia following her appointment as CFO of Kenon, but is only expected to devote a relatively small amount of her working time to the Ansonia role.

About Kenon

Kenon has interests in the following businesses:

•	OPC (55% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (21% interest) – an international shipping company.

Kenon has agreed to sell its remaining 12% interest of Qoros, a China-based automotive company to the Majority Shareholder.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to (i) with respect to OPC, the war and potential impacts on the Israeli economy and OPC’s business in Israel, (ii) Kenon’s share repurchase plan including the amount of the share repurchase mandate, (iii) the Award including interest payable on the award, procedural steps that have been or may be taken with respect to the Award and the agreement with a capital provider and Kenon’s share of the Award, and (iv) other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) risks relating to the war and its impact and potential impact on the Israeli economy and OPC’s business in Israel, costs, ability to raise capital and financial position, (ii) risks relating to Kenon’s share repurchase plan including the amount of shares that will actually be repurchased and the timing thereof, (iii) risks relating to the Award including a potential application to annul the Award, Kenon’s ability to enforce the Award and collect the amounts awarded thereunder and interest payable thereon, and amounts payable to the capital provider and to Kenon, and (iv) other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer (Interim) deepaj@kenon-holdings.com Tel: +65 9669 4761